SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-13012

                           NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

For Period Ended: September 30, 2002

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant LUMENIS LTD.

Former name if applicable ESC MEDICAL SYSTEMS LTD.

Address of principal executive office (Street and number) P.O. BOX 240

City, State and Zip Code  YOKNEAM, ISRAEL, 20692

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      Lumenis Ltd. (the "Company") is awaiting receipt from its bank lender of a written waiver of the debt coverage covenant under its three loan agreements, which waiver is necessary in order to finalize the Form 10-Q. As previously announced, the Company is in the process of obtaining the waiver and currently anticipates that it will be received within the next few days.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Stephen Kaplitt, Esq.                212                  515-4100
         ---------------------                ---                  --------
                (Name)                    (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      The Company's net loss for the three months ended September 30, 2002 was ($928,000) compared to net income of $133,000 for the comparable period in 2001. The loss in 2002 is primarily due to lower U.S. aesthetic sales, adverse product mix and the adverse effect on operating expenses of costs associated with the gathering of information for the SEC.

                                  LUMENIS LTD.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2002                     By: /s/ Kevin Morano
                                                  --------------------------
                                              Name:  Kevin Morano
                                              Title: Chief Financial Officer


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